Exhibit 12.1
CENTERPLATE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2000	2001	2002	2003	2004

Income (loss) before income taxes and cumulative effect of change in accounting principle	(5,507)	(4,032)	4,309	(10,755)	1,353
Add Fixed Charges:
Interest Expense (excluding capitalized)	25,066	21,998	19,311	25,856	23,195
Amortization of loan costs	1,511	1,431	1,431	6,907	1,815
Interest factor in rents	878	812	865	788	787

Total earnings as defined	21,948	20,209	25,916	22,796	27,150

Fixed Charges:
Interest Expense	25,066	21,998	19,311	25,856	23,195
Amortization of loan costs	1,511	1,431	1,431	6,907	1,815
Interest factor in rents	878	812	865	788	787

	27,455	24,241	21,607	33,551	25,797

Ratio of Earnings to Fixed Charges	—	—	1.2x	—	1.1x
Deficiency in the coverage of fixed charges	(5,507)	(4,032)	—	(10,755)	1,353